UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 CYBERGATE, INC.

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  232247E 10 4
                                   ___________
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Sandra Jorgensen
                        3809 South West Temple, Suite 1B
                            Salt Lake City, UT 84115
                                 (801) 994-0385
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  April 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

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                                  SCHEDULE 13D
CUSIP No.   232247E 10 4                                       Page 1 of 3 Pages

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sandra Jorgensen

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP  (A)  (    )
                                                                     (B)  (    )


3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         W 00

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E).        [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Resident of the State of Utah.

                  7)       SOLE VOTING POWER                          16,500,000
NUMBER OF
SHARES
                  --------------------------------------------------------------
BENEFICIALLY      8)       SHARED VOTING POWER                         - 0-
OWNED BY
EACH
                  --------------------------------------------------------------
REPORTING         9)       SOLE DISPOSITIVE POWER                     16,500,000
PERSON WITH

                  10)      SHARED DISPOSITIVE POWER                   - 0 -


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,500,000 by Sandra Jorgensen

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (   )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.32%

14)      TYPE OF REPORTING PERSON
         IN

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Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of Cygergate, Inc. ("Common Stock"). Cybergate, Inc. is a Nevada corporation with principal executive offices located at 3809 South West Temple, Suite 1B, Salt Lake City, UT 84115 ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by Sandra Jorgensen, an individual resident of the state of Utah, current President of Cybergate, Inc. and the President of its wholly owned subsidiary Home Mortgage and Loan, Inc., a Utah corporation.

(b) The address for Sandra Jorgensen 3809 South West Temple, Suite 1B, Salt Lake City, UT 84115.

(c) Ms. Jorgensen is the President of both Cybergate, Inc. and Home Mortgage and Loan, Inc. both of which offices are located at 3809 South West Temple, Suite 1B, Salt Lake City, Utah 84115.

(d) Ms. Jorgensen has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Ms. Jorgensen has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms. Jorgensen is a resident of the State of Utah.

Item 3.  Source and Amount of Funds or Other Consideration

In exchange for 16,500,000 shares of the common stock of Cybergate, Inc. Ms. Jorgensen agreed to transfer to Cybergate, Inc. 100% of the issued and outstanding shares of the common stock of Home Mortgage and Loan, Inc., a Utah corporation that until this transfer was a privately held corporation, with Ms. Jorgensen holding 100% of the issued and outstanding shares.

Item 4.  Purpose of Transaction

Ms. Jorgensen desired to gain a voting control of a reporting company in exchange for the transfer of ownership of Home Mortgage and Loan, Inc.

(a)  Not applicable

(b) The Issuer acquired 100% ownership of Home Mortgage and Loan, Inc., a Utah corporation. This corporation shall operate as a wholly owned subsidiary of the Issuer. This transfer served as the consideration for the issuance of 16,500,000 shares of common stock to Ms. Jorgensen.

(c)  Not applicable

(d) Richard Surber has resigned as the President, Treasurer, Secretary and as a Director of the Issuer. Ms. Jorgensen has been appointed President, Treasurer and Director, Mr. Darby DeBellis, has been appointed Vice President and Director and Ms. Athena Killeen has been appointed Secretary and Director of the Issuer.

(e)  Not applicable

(f) The Issuers business shall be primarily the operation of the activities of Home Mortgage and Loan, Inc. which shall be the sole operational entity of the Issuer.

(g) An amendment to the Issuers corporate Article of Organization is expected to be filed to reflect the change in Issuers are of operation and the nature of business being conducted by Home Mortgage and Loan, Inc. Changes are also expected to be made to modify the voting rights of the issuer's class of preferred stock which would require a majority of each class of stock to pass on actions taken by shareholders of the issuer.

(h)  Not applicable

(i)  Not applicable

(j)  Not applicable

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each identity named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers which the reporting identity(s) identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) Since the most recent filing on Schedule 13D, the following transactions have been effected: N/A

(d)  Not Applicable

(e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable

Item 7.  Material to Be Filed as Exhibits.

Attached as Exhibit A is a copy of the Stock Purchase Agreement of April 9, 2001 pursuant to which Ms. Jorgensen acquired 16,500,000 shares of the common stock of Cybergate, Inc..

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  /S/   Sandra Jorgesen
                                 -------------------------------
                                 Sandra Jorgesen



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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